                           UNITED STATES
                SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C. 20549
                            FORM 12b-25
                    NOTIFICATION OF LATE FILING
(Check One): [X] Form 10-K   Form 20-F   Form 10-Q   Form N-SAR

          For Period Ended: December 31, 2002
              Transition Report on Form 10-K
              Transition Report on Form 20-F
              Transition Report on Form 11-K
              Transition Report on Form 10-Q
              Transition Report on Form N-SAR
          For the Transition Period Ended:
  Read Instruction (on back page) Before Preparing Form. Please
                          Print or Type.
    Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

AMR Corporation
(Full Name of Registrant)
N/A
(Former Name if Applicable)
4333 Amon Carter Blvd.  MD 5675
(Address of Principal Executive Office) (Street and Number)
Fort Worth, Texas 76155
(City, State and Zip Code)

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)
         [X](a) The reasons described in reasonable detail in Part
           III of this form could not be eliminated without unreasonable effort or expense;
         [X](b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F,11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
            (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.
                  (Attach Extra Sheets if Needed)

The Registrant's Annual Report on Form 10-K for the year ended December 31, 2002, could not be filed at this time without unreasonable effort and expense. The Registrant is in the process of negotiating and implementing a crucial cost reduction program.
That program includes ongoing, intensive discussions with its three major labor unions, aircraft creditors and significant vendors concerning the major concessions that are necessary in light of the Registrant's weakened financial condition. The Registrant needs to implement this program quickly to survive because its financial results are not sustainable. The Registrant believes it will soon conclude these discussions and be in a position to file its Form 10-K.

PART IV- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

      Charles D. MarLett      817          967-1254
          (Name)         (Area Code)   (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). [x]Yes No

(3) Is it anticipated that any significant change in results of op erations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [X]Yes No

  If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


                          AMR Corporation
           (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: April 1, 2003          By:/s/Charles D.MarLett
                             Charles D. MarLett
                             Corporate Secretary

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                             Attention
Intentional misstatements or omissions of fact constitute Federal
            Criminal Violations (See 18 U.S.C. 1001).

Attachment of Form 12b-25 of AMR Corporation, filed March 31, 2003 4333 Amon Carter Blvd., Fort Worth, Texas 76155
IRS Employer Identification Number: 75-1825172


PART IV - OTHER INFORMATION

  The past two years have had a large impact on the Registrant's finances. The Registrant incurred an aggregate operating loss of $3.3 billion in 2002, up from the operating loss of $2.5 billion for 2001. These losses reflect, among other things, the substantial decrease in the Registrant's revenues which began in early 2001 and accelerated after the September 11 terrorist attacks. On reduced capacity since the events of September 11, 2001, the Registrant's revenues for the year ended December 31, 2002 were down 8.8 percent, with the Registrant's primary subsidiary's revenue per available seat mile down 7.2 percent on a capacity decrease of 1.4 percent, compared to the year ended December 31, 2001.